SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Result of AGM & EGM, dated July 22, 2005

ScottishPower shareholders approve the sale of PacifiCorp at EGM with 99.85% of votes cast for the resolution

ScottishPower shareholders approved the sale of PacifiCorp, ScottishPower's US regulated business, at today's EGM with 99.85% of the votes cast for the resolution. The full results of both the Extraordinary General Meeting and the
Annual General Meeting are detailed below.

At the Extraordinary General Meeting of shareholders held on Friday 22 July 2005, the following resolution was duly passed and the result of the poll is shown below:

---------------------------- ---------------- ---------- --------------- ---------- ---------------- --------------
                               Votes For        %         Votes          %        Total Votes       Votes
                                              Votes       Against     Votes           Cast          Withheld
                                                For                    Against
---------------------------- ---------------- ---------- --------------- ---------- ---------------- --------------
Ordinary Resolution
---------------------------- ---------------- ---------- --------------- ---------- ---------------- --------------

To approve the sale by the   1,040,830,498   99.85     1,578,489      0.15       1,042,408,987    2,623,401
Company of it's regulated
US business, PacifiCorp,
as described in the
circular to shareholders
dated 30 June 2005.
---------------------------- ---------------- ---------- --------------- ---------- ---------------- --------------

At the Annual General Meeting of shareholders held on Friday 22 July 2005, the following resolutions were duly passed and the results of the poll are shown below:

---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------
                               Votes For        %         Votes          %        Total Votes       Votes
                                              Votes       Against     Votes           Cast          Withheld
                                                For                    Against
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------
Ordinary Resolutions
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

1. To receive the Annual     1,028,671,583    99.64     3,744,119     0.36       1,032,415,702    30,339,330
Report and Accounts for
the year ended 31 March
2005.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

2. To approve the            1,026,795,803    97.78     23,273,197    2.22       1,050,069,000    12,686,032
Remuneration Report.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

3. To re-elect Charles       1,045,761,805    98.84     12,323,465    1.16       1,058,085,270    4,669,762
Berry as a director.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

4. To re-elect Donald        1,048,719,696    99.15     9,023,462     0.85       1,057,743,158    5,011,874
Brydon as a director.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

5. To re-elect Nolan         1,041,864,550    98.81     12,552,456    1.19       1,054,417,006    8,338,026
Karras as a director.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

6. To re-appoint             1,035,305,072    98.37     17,205,742    1.63       1,052,510,814    10,244,218
PricewaterhouseCoopers LLP
as auditors of the Company
and to authorise the
directors to set the
remuneration of the
auditors.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

7. To authorise the          998,010,738      94.87     54,010,260    5.13       1,052,020,998    10,734,034
Company to make donations
to EU political
organisations and to incur
EU political expenditure.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

8. To renew the general      1,035,951,104    98.03     20,825,407    1.97       1,056,776,511    5,978,521
authority of the directors
to allot shares.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------
Special Resolutions
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

9. To renew the authority    1,041,951,453    98.85     12,154,834    1.15       1,054,106,287    8,648,745
of the directors to
disapply pre-emption
rights.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

10.  To renew the            1,052,353,778    99.47     5,559,519     0.53       1,057,913,297    4,841,735
authority for the Company
to purchase its own shares.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

11. To adopt new Articles    1,042,087,265    98.82     12,434,528    1.18       1,054,521,793    8,233,239
of Association.
---------------------------- ---------------- --------- ------------- ---------- ---------------- -------------

Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" and "against" a resolution.

ScottishPower's results for the first quarter ending 30 June 2005 will be announced on
10 August 2005.

For further information:
Alan McCulloch    Assistant Company Secretary        01698 396414
Colin McSeveny    Head of Media Relations            0141 636 4515

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 22, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary